Exhibit 99.2

Execution Version

SHARE PURCHASE AND SUBSCRIPTION AGREEMENT

BY AND AMONG

RENESOLA LTD,

RENESOLA SINGAPORE PTE. LTD.,

MR. XIANSHOU LI

and

THE PARTIES LISTED ON EXHIBIT A HERETO

Dated as of September 25, 2017

Exhibits

EXHIBIT A – Intercompany Payables

EXHIBIT B – Acquired Subsidiaries

EXHIBIT C – Restructuring Schedule

EXHIBIT D – Total Assets of Acquired Business

EXHIBIT E – Bank Debts

EXHIBIT F – Carved-Out Competing Activities

This SHARE PURCHASE AND SUBSCRIPTION AGREEMENT (including the exhibits and disclosure schedules attached hereto, this “Agreement”), dated as of September 25, 2017, by and among ReneSola Ltd, a company limited by shares incorporated with limited liability under the laws of the British Virgin Islands with registered number 1016246 (the “Seller”), ReneSola Singapore Pte. Ltd., a private company limited by shares incorporated with limited liability under the laws of Singapore (the “Company”), Mr. Xianshou Li (the “Buyer”), and the parties set forth in the column entitled “Lender” on Exhibit A hereto (each an “Intercompany Lender” with respect to the Intercompany Payable (as defined below) set forth in the same row as the name of such Intercompany Lender on Exhibit A hereto). Each of the Seller, the Company, the Buyer and the Intercompany Lenders are referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, the Seller directly owns all of the issued and outstanding ordinary shares of the Company (the “Company Shares”);

WHEREAS, upon the terms and subject to the conditions set forth herein, (i) the Buyer desires to acquire from the Seller, and the Seller desires to sell to the Buyer, 4,600,000 Company Shares, being 100% of the issued and outstanding Company Shares, and (ii) the Seller desires to issue to the Company, and the Company desires to subscribe for, 180,000,000 newly issued shares of no par value of the Seller (“Seller Shares”);

WHEREAS, the board of directors of the Seller (the “Board”), acting upon the unanimous recommendation of a special committee of the Board consisting solely of independent directors (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”), in each case in accordance with the Company’s memorandum and articles of association and The BVI Business Companies Act (2004) (as amended); and

NOW, THEREFORE, in consideration of the foregoing, the respective representations, warranties, covenants and agreements set forth in this Agreement and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Article I
Defined Terms and Interpretation

Section 1.1 Certain Definitions(a) . For purposes of this Agreement, the term:

(a)       “Acquired Subsidiaries” shall mean the Subsidiaries of the Seller set forth on Exhibit B hereto.

(b)       “Affiliate” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

(c)       “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, the British Virgin Islands, Singapore, Hong Kong or PRC or is a day on which banking institutions located in New York, the British Virgin Islands, Singapore, Hong Kong or the PRC are authorized or required by Law or other action of any Governmental Entity to close.

(d)       “Buyer Disclosure Schedule” shall mean the disclosure schedule delivered by the Buyer to the Seller concurrently with the execution and delivery of this Agreement (it being understood that (i) the disclosure of any matter or item in any section of the Buyer Disclosure Schedule shall, should the relevance of such matter or item to any other section of the Buyer Disclosure Schedule be reasonably apparent on its face, be deemed to be disclosed with respect to that other section, and (ii) disclosure of any matter or item in the Buyer Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Material Adverse Effect).

(e)       “Buyer Group” shall mean, collectively, (i) the Buyer, (iii) any financing source or prospective financing source of the Buyer and (iv) any Affiliates of any of the foregoing.

(f)       “Competing Business” shall mean the business of developing, building, operating or selling solar power plant or solar power projects or any other business that competes with any business that the Seller or any Subsidiary of the Seller engages in or has specific plans to engage in in the future.

(g)       “Contract” shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, deed, agreement, arrangement, plan or other instrument, right or obligation.

(h)       “Equity Interest” shall mean any share, share capital, registered capital, partnership, limited liability company, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(i)       “GAAP” shall mean generally accepted accounting principles as applied in the U.S.

(j)       “Governmental Entity” shall mean any and all supranational, national, federal, provincial, state, regional, local or municipal governmental, administrative, judicial or regulatory authority, body, agency, department, bureau, commission, or any court, tribunal, or other legislative, judicial or arbitral body, or any self-regulatory organization, including in each case any political subdivision thereof.

(k)       “Indebtedness” shall mean, without duplication, (i) any indebtedness, whether or not contingent, for borrowed money or issued in substitution for, or in exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) any obligation in respect of outstanding letters of credit, acceptances and similar obligations, (vi) receivables sold or discounted (other than any receivables to the extent they are sold or discounted on a non-recourse basis), (vii) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (viii) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (ix) any Indebtedness secured by a Lien on a Person’s assets, (x) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any Indebtedness, and (xi) any unpaid fees, interest, premiums or penalties related to any of the foregoing, whether due and payable currently or at a future time.

(l)       “Knowledge” shall mean (i) in the case of the Seller or any of its Subsidiaries, the actual knowledge of the individuals listed in Section 1.1 of the Seller Disclosure Schedules, and (ii) in the case of the Buyer or any other member of the Buyer Group (other than the Seller and its Subsidiaries), the actual knowledge of the Buyer and each director thereof.

(m)       “Law” shall mean any supranational, national, federal, provincial, state, local or municipal law, statute, treaty, convention, ordinance, common law, Order or any other rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(n)       “Leakage” shall mean, in each case to, or on behalf of, or for the benefit of the Seller or any Retained Subsidiary:

(i)       any dividend or distribution (whether in cash or in kind) or any return of capital (whether by reduction of capital or redemption or purchase of shares) from the Company or any Acquired Subsidiary;

(ii)       any management, service or other charges or fees, costs or bonuses not in the ordinary course of business paid or incurred by the Company or any Acquired Subsidiary (including directors’ fees); and

(iii)       any guarantee, indemnity or security provided by the Company or any Acquired Subsidiary in respect of any obligations or liabilities.

(o)       “Lien” shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien, license, covenant not to sue, option, right of first refusal, right of first offer, or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) in respect of such asset, and, with respect to an Equity Interest, any right of first refusal, right of first offer, transfer restriction or call option in respect of such Equity Interest.

(p)       “Locked Box Date” shall mean June 30, 2017.

(q)       “Material Adverse Effect” shall mean, with respect to any Person, any fact, event, circumstance, development, condition, change, occurrence or effect that individually or in the aggregate with all other facts, events, circumstances, developments, conditions, changes, occurrences or effects, has a material adverse effect on (i) the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole or (ii) the ability of such Person to consummate the Transactions.

(r)       “NYSE” shall mean the New York Stock Exchange.

(s)       “Order” shall mean any order, judgment, writ, decision, determination, ruling, stipulation, settlement, award, injunction, subpoena, decree, verdict or finding of any Governmental Entity.

(t)       “Payables” shall mean the accounts and other payables owned by one Person to another Person for goods or services purchased or for any other transactions between such Persons, determined in accordance with GAAP.

(u)       “Permits” shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(v)       “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity or any Governmental Entity.

(w)       “PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(x)       “PRC Subsidiaries” shall mean all Company Subsidiaries organized under the Laws of the PRC.

(y)       “Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(z)       “Restructuring” shall mean, collectively, the transactions set forth and described in the Restructuring Schedule.

(aa) “Restructuring Schedule” shall mean the schedule attached hereto as Exhibit C.

(bb) “Retained Subsidiaries” shall mean the Seller and its Subsidiaries other than the Company and the Acquired Subsidiaries.

(cc) “RMB” shall mean renminbi, the legal currency of the PRC.

(dd) “SEC” shall mean the U.S. Securities and Exchange Commission.

(ee) “SEC Filings” shall mean all forms, reports and other documents required to be filed or furnished by the Seller with or to the SEC.

(ff) “Seller Disclosure Schedule” shall mean the disclosure schedule delivered by the Seller to the Buyer concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter or item disclosed in any section of the Seller Disclosure Schedule shall, should the relevance of such matter or item to any other section of the Seller Disclosure Schedule be reasonably apparent on its face, be deemed to be disclosed with respect to that other section, and (ii) the disclosure of any matter or item in the Seller Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Material Adverse Effect).

(gg) “Seller Option” shall mean each outstanding option award, whether vested or unvested, issued by the Seller pursuant to the Seller Share Plan that entitles the holder thereof to purchase Seller Shares upon the vesting of such award.

(hh) “Seller Share Plan” shall mean the 2007 Share Incentive Plan of the Seller, as amended from time to time.

(ii) “Subsidiary” or “Subsidiaries” of any Person shall mean (i) any corporation of which a majority of the securities or other interest entitled to vote generally in the election of directors (or others performing similar functions) thereof, at the time as of which any determination is being made, are owned or controlled, directly or indirectly, by such Person, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general or managing partner or the managing member and (iii) any corporation, limited liability company, partnership, association, trust, unincorporated organization, or other entity whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

(jj) “Transaction Documents” shall mean this Agreement and each of the other agreements and documents entered into or delivered by the Parties or their respective Affiliates in connection with the Transactions.

(kk) “U.S.” shall mean the United States of America.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Accounting Firm	Section 2.7(a)(i)
Action	Section 3.6
Agreement	Preamble
Applicable Exchange Rates	Section 2.6
Bank Debts	Section 5.3
Bankruptcy and Equity Exception	Section 3.2(a)
Board	Preamble
Buyer	Preamble
Buyer Representatives	Section 6.1(a)
Buyer Termination Fee	Section 8.2(b)
Calculation Statement	Section 2.7(a)(i)(B)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Date Balance Sheet	Section 2.7(a)(i)(A)
Company	Preamble
Company Shares	Preamble
Company Subsidiary	Section 4.1
End Date	Section 8.1(b)(i)
Financial Advisor	Section 3.5
Intercompany Lender	Preamble
Intercompany Payable	Section 5.3
Intercompany Payables Cancellation Amount	Section 2.6
Leakage Period	Section 2.5(a)
MFN Notice	Section 6.7
Party	Preamble
ROFR	Section 6.7
ROFR Exercise Period	Section 6.7
Sale Shares	Section 2.1
Seller	Preamble
Seller Representatives	Section 6.1(a)
Seller Shares	Preamble
Settlement Amount	Section 2.7(b)(i)
Special Committee	Preamble
SIAC	Section 9.7(b)
Target Amount	Section 2.6
Transactions	Preamble
Transaction Litigation	Section 6.3
Willful Breach	Section 8.2(a)

Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a)       references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b)       references to any Person include references to such Person’s successors and permitted assigns;

(c)       words importing the singular include the plural and vice versa;

(d)       words importing one gender include the other gender;

(e)       references to the word “including” do not imply any limitation;

(f)       references to months are to calendar months;

(g)       the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h)       references to “$” or “dollars” refer to U.S. dollars; and

(i)       a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

Article II
Sales and Purchase of Company Shares

Section 2.1 Sale and Purchase of Company Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, 4,600,000 Company Shares (the “Sale Shares”), free and clear of all Liens.

Section 2.2 Issuance and Subscription of Seller Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, at the direction of the Buyer, the Seller shall issue and allot to the Company, and the Company shall subscribe from the Seller, 180,000,000 Seller Shares (the “Subscription Shares”).

Section 2.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Sale Shares and the closing of the issuance and subscription of the Subscription Shares (together the “Closing”) shall occur concurrently, shall be inter-conditional upon each other, and shall take place (a) at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong at 10:00 a.m., local time, on a day that is a Business Day as soon as possible (but in no event later than the third (3rd) Business Day) following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver of such conditions prior to or at the Closing)), or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 2.4 Closing Deliverables. At the Closing,

(a)       the Seller shall deliver or cause to be delivered to the Buyer:

(i)       a copy of the register of members of the Company, duly certified by the registered office provider of the Company as of the Closing Date, evidencing the ownership by the Buyer of all of the Sale Shares;

(ii)       a copy of the register of members of the Seller, dully certified by a director of the Seller as of the Closing Date, evidencing the ownership by the Company of all of the Subscription Shares;

(iii)       a certified true copy of the resolutions of the Board duly authorizing the execution and delivery by the Seller of this Agreement, the issuance of the Subscription Shares and the consummation by the Seller of the other Transactions; and

(iv)       a copy of the Seller’s signature to the share transfer form with respect to the transfer of the Sale Shares from the Seller to the Buyer; and

(b)       the Buyer shall deliver or cause to be delivered to the Seller a copy of the Buyer’s signature to the share transfer form with respect to the transfer of the Sale Shares from the Seller to the Buyer.

Section 2.5 Leakage.

(a)       The Seller undertakes to the Buyer that if there has been any Leakage from (and not including) the Locked Box Date to immediately prior to the Closing (the “Leakage Period”), the Seller shall, following the Closing, at the Seller’s election in its sole and absolute discretion, either (i) pay or procure payment in cash to the Buyer on demand a sum equal to, or (ii) cancel Payables owed by the Company or any of the Acquired Subsidiaries, on the one hand, to the Seller or any of the Retained Subsidiaries, on the other hand, in an aggregate net amount equal to, the amount of such Leakage received by or on behalf of or for the benefit of the Seller or any Retained Subsidiary during the Leakage Period.

(b)       The liability of the Seller pursuant to this Section 2.5 shall terminate on the date falling three (3) months after Closing.

Section 2.6 Cancellation of Intercompany Payables. The Company herby agrees to cancel or cause to be cancelled, effective as of the Closing, without recourse, Payables owed by the Seller to the Company in an aggregate net amount equal to the lower of (i) $217,329,712.34 (the “Target Amount”) and (ii) the aggregate net amount of Payables owned by the Seller to the Company as of immediately prior to the Closing (in the case of each of clauses (i) and (ii), applying, to the extent necessary, the prevailing exchange rate(s) as of June 30, 2017 announced by internationally reputable financial institution(s) as determined reasonably by the Seller (the “Applicable Exchange Rates”), such lower amount being the “Intercompany Payables Cancellation Amount”). Each Party acknowledges and agrees that upon the cancellation of Payables pursuant to this Section 2.6, the Seller shall no longer own any obligation or liability towards the Company under or in connection with such Payables cancelled pursuant to this Section 2.6. For the avoidance of doubt, the aggregate net amount of the Payables to be cancelled pursuant to this Section 2.6 shall not exceed the Target Amount.

Section 2.7 Post-Closing Adjustments.

(a)       Post-Closing Determination.

(i)       As soon as practicable following the Closing, the Seller shall engage an internationally reputable accounting firm chosen by it in its sole and absolute discretion (the “Accounting Firm”) to prepare and deliver to the Seller, promptly but in any event within ninety (90) days after the Closing Date:

(A)       an audited consolidated balance sheet of the Seller and its Subsidiaries as of immediately following the Closing, including the notes thereto, along with the audit report thereon of the Accounting Firm (collectively, the “Closing Date Balance Sheet”); and

(B)       a written statement (the “Calculation Statement”) setting forth the Accounting Firm’s calculation of the Intercompany Payables Cancellation Amount, in accordance with the terms of this Agreement and, to the extent relevant, the line items in the Closing Date Balance Sheet.

(ii)       The calculation of the Intercompany Payables Cancellation Amount as set forth in the Calculation Statement shall be conclusive and binding upon each of the Parties. The Intercompany Payables Cancellation Amount shall be calculated in U.S. dollars, applying, to the extent necessary, the Applicable Exchange Rate(s).

(b)       Settlement of Post-Closing Adjustment.

(i)       Within five (5) Business Days after the delivery of the Calculation Statement pursuant to Section 2.7(a), if the Intercompany Payables Cancellation Amount set forth in the Calculation Statement is less than the Target Amount, the Company shall (and the Buyer shall cause the Company to), at the election of the Seller in its sole and absolute discretion, either (A) pay to the Seller an amount in U.S. dollars equal to the Settlement Amount (as defined below); or (B) cancel or cause to be cancelled Payables owed by the Seller or any Retained Subsidiary to the Company or any Acquired Subsidiary in an aggregate net amount equal to the Settlement Amount. For purposes of this Section 2.7, the “Settlement Amount” shall mean an amount equal to (A) (1) the Target Amount less (2) the Intercompany Payables Cancellation Amount set forth in the Calculation Statement plus (B) an amount equal to the amount of interest that would have accrued on the amount obtained under clause (A) from the Closing Date to the date of such payment or cancellation pursuant to this Section 2.7(b)(i) at the “Prime Rate” as published by the Wall Street Journal on the Closing Date (compounded on an annual basis).

(ii)       Any cash amounts payable pursuant to this Section 2.7 (b) shall be made by wire transfer of immediately available funds to the account(s) designated by the payee.

Section 2.8 Treatment of Awards Held by Directors, Employees and Consultants of the Company and the Acquired Subsidiaries.

(a)       All Necessary Actions. As soon as practicable following the date hereof, the Seller, the Board or the compensation committee of the Board, as applicable, shall take all necessary actions to effectuate the provisions of this Section 2.8.

(b)       Vested but Unexercised Seller Options. Notwithstanding anything set forth in the Seller Share Plan or the relevant share option agreement to the contrary (including any provision thereunder that may be triggered by the Transactions), the Parties agree that each Seller Option held by a director, employee or consultant of the Company or any Acquired Subsidiary that has vested but not yet been exercised immediately prior to the Closing shall continue to be exercisable in accordance with the Seller Share Plan and the relevant share option agreement as if the Company and its Subsidiaries continued to be Subsidiaries of the Seller following the Closing.

(c)       Unvested Seller Options. Notwithstanding anything set forth in the Seller Share Plan or the relevant share option agreement to the contrary (including any provision thereunder that may be triggered by the Transactions), the Parties agree that each Seller Option held by a director, employee or consultant of the Company or any Acquired Subsidiary that remains unvested immediately prior to the Closing shall continue to vest based on the same vesting conditions and schedules applicable to such unvested Seller Option prior to the Restructuring and the Closing without giving effect to the Restructuring or the Closing.

Article III
Representations and Warranties Regarding the Seller

Except (i) as disclosed in the SEC Filings filed prior to the date hereof (excluding disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein), (ii) as set forth in the Seller Disclosure Schedule, and (iii) for any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect which information the Buyer has Knowledge of prior to the date of this Agreement, the Seller hereby represents and warrants to the Buyer as follows:

Section 3.1 Organization and Qualification. The Company is a company limited by shares duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. The Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licenses and in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Seller. The Seller has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have a Material Adverse Effect on the Seller.

Section 3.2 Corporate Authority; Approval and Fairness.

(a)       The Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. No other corporate authorizations on the part of the Seller are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly authorized and validly executed and delivered by the Seller and, assuming due authorization, execution and delivery of this Agreement by the other Parties, this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)       On the date of this Agreement, the Board (acting upon the unanimous recommendation of the Special Committee) has determined that this Agreement and the Transactions, are fair to and in the best interest of the Seller and its shareholders, and validly adopted resolutions approving this Agreement.

Section 3.3 No Conflict; Required Filings and Consents.

(a)       The execution and delivery by the Seller of this Agreement do not, and the performance by the Seller of this Agreement and the consummation by the Seller of the Transactions, will not, (i) conflict with or violate any provision of the memorandum and articles of association of the Seller, (ii) assuming that all consents, approvals and authorizations described in Section 3.3(b) will have been obtained prior to the Closing Date, all filings and notifications described in Section 3.3(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Closing Date, conflict with or violate any Law applicable to the Seller or by which any property or asset of the Seller is bound or affected or (iii) violate, conflict with, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Seller pursuant to, any Contract to which the Seller is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), as would not reasonably be expected to have a Material Adverse Effect on the Seller.

(b)       The execution and delivery of this Agreement by the Seller do not, and the performance by the Seller of this Agreement and the consummation by the Seller of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, permit, filing or notification required under any U.S. federal or state securities Laws or the rules and regulations of NYSE, or (ii) where the failure to obtain such consents, approvals, authorizations or permit, or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Seller.

Section 3.4 Title to Shares. The Seller is the record owner and beneficial owner of the Sale Shares. On the Closing Date, the Seller will transfer to the Buyer good and marketable title to the Sale Shares free and clear of any Lien.

Section 3.5 Brokers. Other than the Roth Capital Partners, LLC (the “Financial Advisor”), the fees and expenses of which will be paid by the Seller, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller with the authorization of the Special Committee.

Section 3.6 Litigation. (i) There is no material legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an “Action”) pending or, to the Knowledge of the Seller, threatened against the Seller, or any property or asset of the Seller, which if adversely adjudicated or determined against the Seller would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by the Seller or otherwise be materially adverse to the ability of the Seller to perform its obligations under this Agreement, and (ii) none of the Seller or any property or asset of the Seller is subject to or bound by any material outstanding Order, which if not complied with would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by the Seller or otherwise be materially adverse to the ability of the Seller to perform its obligations under this Agreement.

Section 3.7 No Additional Representations. Except for the representations and warranties set forth in this Article III or Article IV, neither the Seller nor any other Person makes any other express or implied representation or warranty to any member of the Buyer Group, the Company or any Acquired Subsidiary with respect to the Seller, its Subsidiaries, or its or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to members of the Buyer Group or their respective Representatives, notwithstanding the delivery or disclosure to members of the Buyer Group or their respective Representatives of any documentation, forecasts or other information in connection with the Transactions, and each member of the Buyer Group acknowledges the foregoing. Neither the Seller nor any other Person will have or be subject to any liability or indemnity obligations to members of the Buyer Group or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to members of the Buyer Group or any of their respective Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

Article IV
Representations and Warranties Regarding the Company and Company Subsidiaries

Except (i) as disclosed in the SEC Filings filed prior to the date hereof (excluding disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein), (ii) as set forth in the Seller Disclosure Schedule, and (iii) for any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect which information Buyer has Knowledge of prior to the date of this Agreement, the Company hereby represents and warrants to the Seller and the Buyer as follows:

Section 4.1 Organization and Qualification. The Company is a private company limited by shares duly incorporated, validly existing and in good standing under the Laws of Singapore. Each Subsidiary of the Company (including all Acquired Subsidiaries but not Retained Subsidiaries, each, a “Company Subsidiary”) has been duly incorporated or organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be. Each of the Company and the Company Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business (and, in the case of the PRC Subsidiaries, duly fulfilled annual information disclosure obligations to the public in accordance with PRC Law), and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The Company or any Company Subsidiary is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.2 Capitalization.

(a)       As of the date of this Agreement, there were 4,600,000 Company Shares issued and outstanding. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(b)       There are no outstanding Contracts or other obligations of the Company affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. There are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the holders of Company Shares may vote.

Section 4.3 Corporate Authority; Approval. Each of the Company and the Company Subsidiaries party hereto has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. No other corporate authorizations on the part of the Company or any Company Subsidiary party hereto are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly authorized and validly executed and delivered by the Company and each Company Subsidiary party hereto and, assuming due authorization, execution and delivery of this Agreement by other Parties, this Agreement constitutes a legal, valid and binding obligation of the Company and each Company Subsidiary party hereto, enforceable against the Company and such Company Subsidiaries in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.4 No Conflict; Required Filings and Consents.

(a)       The execution and delivery by the Company and the Company Subsidiaries party hereto of this Agreement do not, and the performance by the Company and the Company Subsidiaries party hereto of this Agreement and the consummation by the Company and the Company Subsidiaries party hereto of the Transactions, will not, (i) conflict with or violate any provision of the organizational or governing documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Closing Date, all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Closing Date, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) violate, conflict with, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), as would not reasonably be expected to have a Material Adverse Effect on the Company or any Company Subsidiary.

(b)       The execution and delivery of this Agreement by the Company and the Company Subsidiaries party hereto do not, and the performance by the Company and the Company Subsidiaries party hereto of this Agreement and the consummation by the Company and the Company Subsidiaries party hereto of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under any U.S. federal or state securities Laws or the rules and regulations of NYSE, or (ii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Company or any Company Subsidiary.

Article V
Representations and Warranties of the Buyer

Except as set forth in the Buyer Disclosure Schedule, the Buyer represents and warrants to the Seller and the Company as follows:

Section 5.1 Authority. The Buyer has all necessary power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the Transactions. This Agreement has been validly executed and delivered by the Buyer and, assuming this Agreement has been duly authorized, executed and delivered by the Seller and the Company, this Agreement constitutes a legal, valid and binding obligation of the Buyer, enforceable against him in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.2 Qualification. No Conflict; Required Filings and Consents.

(a)       The execution and delivery of this Agreement by the Parties do not, and the performance of this Agreement by the Parties and the consummation of the Transactions will not, (i) violate the memorandum and articles of association or other organizational documents of any such Party (if applicable), (ii) assuming that all consents, approvals and authorizations described in Section 5.2(b) will have been obtained prior to the Closing Date and all filings and notifications described in Section 5.2(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Closing Date, conflict with or violate any Law, (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract to which any Party is a party or by which any Party or any property or asset of any Party is bound or affected, or (iv) result in the creation of a Lien on any property or asset of any Party or its Subsidiaries.

(b)       The execution and delivery of this Agreement by the Parties do not, and the performance of this Agreement by the Parties and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except for any filing or notification required under any United States federal securities Laws or any consent or waiver by the NYSE under the rules and regulations of NYSE.

Section 5.3 Internal and External Indebtedness. Exhibit A hereto sets forth a true and complete list of certain Payables owed by the Seller and the Retained Subsidiaries, on the one hand, to the Company and the Acquired Subsidiaries, on the other hand, or by the Company and the Acquired Subsidiaries, on the one hand, to the Seller and the Retained Subsidiaries, on the other hand, as of June 30, 2017, including with respect to each such Payable, the borrower and the lender thereto and the aggregate amount thereof, in each case as of June 30, 2017 (the “Intercompany Payables”). The aggregate net amount of the Intercompany Payables as of June 30, 2017 was $217,329,712.34. Tab “General” of Exhibit E hereto sets forth a true and complete list of Indebtedness (other than the Intercompany Payables) of the Company and the Acquired Subsidiaries owed to certain banking institutions as of immediately prior to the Closing (the “Bank Debts”), including with respect to each such Bank Debt, the borrower, the lender, the guarantor(s) and the aggregate amount thereof, in each case as of immediately prior to the Closing. Immediately after the Closing, none of the Seller or its Subsidiaries shall have any obligation or liability of any nature (whether accrued, absolute, contingent or otherwise), directly or indirectly, under or in connection with any of the Intercompany Payables or Bank Debts.

Section 5.4 Person Guarantee for Bank Debts. The Buyer has provided an unconditional and irrevocable personal guarantee to secure those Bank Debts set forth on tab “Personal Guarantee” of Exhibit E hereof in favor of the lenders thereof in an aggregate amount of RMB3,336,720,000, among which the Buyer and his wife have jointly provided personal guarantee in an aggregate amount of RMB2,424,130,000.

Section 5.5 No Undisclosed Liabilities of Retained Business. As of June 30, 2017, none of the Seller or its Subsidiaries shall have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, including any outstanding Indebtedness or any commitments therefor), except for (a) the Bank Debts and (b) other liabilities and obligations not in excess of $175 million in the aggregate.

Section 5.6 Total Assets of Retained and Acquired Business. As of June 30, 2017, (a) the total assets of the Seller and the Retained Subsidiaries was no less than $250 million and (b) the total assets of the Company and the Acquired Subsidiaries was no more than the amount set forth under Exhibit D hereof, in each case, on a consolidated basis and in accordance with GAAP.

Section 5.7 Absence of Certain Changes. From June 30, 2017 through the Closing, (a) the Seller and its Subsidiaries (including the Company, the Retained Subsidiaries and the Acquired Subsidiaries) have conducted their businesses in the ordinary course consistent with past practice; (b) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a Material Adverse Effect on the Company or has given rise to or would reasonably be expected to give rise to: (i) any material decrease in the total asset or any material increase in the total liabilities of the Seller and the Retained Subsidiaries, or (ii) any material increase in the total assets or any material decrease in the total liabilities of the Company and the Acquired Subsidiaries, in each case on a consolidated basis and in accordance with GAAP.

Section 5.8 Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of the Buyer, threatened against the Buyer or any of his Affiliates, or any property or asset of the Buyer or any of his Affiliates, which would reasonably be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by the Buyer or any other Party or otherwise be materially adverse to the ability of the Buyer or any other Party to perform its obligations under this Agreement. None of the Buyer or any of his Affiliates nor any property or asset of any of the foregoing is subject to any outstanding Order that would reasonably be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by the Buyer or any other Party or otherwise be materially adverse to the ability of the Buyer or any other Party to perform its obligations under this Agreement.

Section 5.9 Buyer Group Contracts.

(a)       Other than this Agreement, there are no Contracts, arrangements or understandings, whether or not legally binding or enforceable, relating to any Transaction or any security or asset of the Seller, the Company or any of their respective Subsidiaries between or among two or more members of the Buyer Group.

(b)       Other than this Agreement, there are no Contracts, arrangements or understandings, whether or not legally binding or enforceable, relating to any Transaction or any security or asset of the Seller, the Company or any of their respective Subsidiaries between or among and member of the Buyer Group, on the one hand, and any shareholder, director, officer or employee of the Seller, the Company or any of their respective Subsidiaries, or any Affiliate of any such shareholder, director, officer or employee, on the other hand,

Section 5.10 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Buyer or any other member of the Buyer Group for which the Seller or any of its Subsidiaries could have any liability prior to or following Closing.

Section 5.11 Independent Investigation. The Buyer has conducted his own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was performed by the Buyer, his Affiliates and his and their respective Representatives. The Buyer acknowledges that as of the date hereof, he, his Affiliates and his and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, the Buyer acknowledges that he has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Seller, the Company, their respective Affiliates or its or their respective Representatives (except the representations and warranties regarding the Seller set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.12 Non-Reliance on Company Estimates. The Seller has made available to the Buyer, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and the Company Subsidiaries and certain plan and budget information. The Buyer acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, the Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Buyer is taking full responsibility for making his own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that the Buyer is not relying on any estimates, projections, forecasts, plans or budgets furnished by the Seller, the Company, the Company Subsidiaries or their respective Affiliates and Representatives, and the Buyer shall not, and shall cause his Affiliates and Representatives not to, hold any Person liable with respect thereto.

Article VI
Covenants

Section 6.1 Access to Information; Confidentiality.

(a)       Access to Information. Subject to Section 6.1(b), from the date of this Agreement to the earlier of the date on which this Agreement is terminated in accordance with its terms or the Closing Date, the Seller shall, and shall instruct each of the Company and the Company Subsidiaries and each of its and their respective Representatives (collectively, the “Seller Representatives”) to: (i) provide to the Buyer and each of his Representatives (collectively, the “Buyer Representatives”) access at reasonable times during normal business hours, upon reasonable prior notice, to the senior management and key employees of the Seller or the Company and (ii) furnish or cause to be furnished such material information concerning the business of the Company as the Buyer or any Buyer Representative may reasonably request; provided that the Seller shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, any confidentiality agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Seller’s, the Company’s or any Company Subsidiary’s operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law, Order or Contract, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Seller shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation), or where such access to information may involve the waiver of any privilege so long as the Seller or the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Seller’s, the Company’s or any Company Subsidiary’s privilege with respect thereto, or if the Seller or the Company determines in good faith that such information involve trade secrets of the Seller, the Company or the Company Subsidiaries.

(b)       Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.1(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under any confidentiality agreement entered into by any Person to whom the Seller, the Company, any Company Subsidiary or any Seller Representative provides information pursuant to this Section 6.1.

Section 6.2 Reasonable Best Efforts.

(a)       Subject to the terms and conditions of this Agreement, each of the Seller and the Buyer shall comply, and shall cause their respective Subsidiaries (in each case, including the Company and the Acquired Subsidiaries) to comply, with the terms and conditions of this Agreement, and the Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions.

(b)       Each of the Buyer and the Seller shall, upon request by the other, furnish the other with all information concerning himself/itself, his/its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of the Buyer, the Seller or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions. Subject to applicable Laws relating to the exchange of information, the Buyer, on the one hand, and the Seller, on the other hand, shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to the Buyer, the Seller or the Company, as the case may be, any of their respective Subsidiaries and any Representative of any of the foregoing, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions, provided, however, that such materials may be redacted (i) to remove references concerning valuation information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege and confidentiality concerns. In exercising the foregoing rights, each of the Seller and the Buyer shall act reasonably and as promptly as practicable.

(c)       Subject to applicable Laws and the instructions of any Governmental Entity, the Seller, on the one hand, and the Buyer, on the other hand, shall each keep the other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by them, their respective Subsidiaries and their and their Subsidiaries’ Representatives from any third party and/or any Governmental Entity with respect to the Transactions. The Seller, on the one hand, and the Buyer, on the other hand, shall not, and shall cause their respective Representatives not to, participate in any meeting with any Governmental Entity in respect of any filings related to the Transactions, investigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

(d)       In furtherance and not in limitation of the covenants of the Parties contained in Section 6.2(a) through Section 6.2(c), if any objections are asserted with respect to the Transactions under any Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the Transactions as violation of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each Party shall use its reasonable best efforts to vigorously contest, resist and otherwise resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions so as to permit consummation of the Transactions. Notwithstanding the foregoing, in no event shall any Party or any of their Affiliates be required to pay any material amount (other than the payment of filing fees and fees of counsel).

(e)       Without prejudice to the covenants of the Parties contained in Section 6.2(a) through Section 6.2(d), each Party shall (i) promptly notify the other Parties upon the receipt of any correspondences from any Governmental Entity (including the SEC) with respect to, or any request from such Governmental Entity for any filing, notification or disclosure of the Transactions or any amendment or supplement thereto and shall provide the other Parties with copies of all correspondences between it and its Representatives, on the one hand, and such Governmental Entity, on the other hand, relating to such filing, notification or disclosure or amendment or supplement thereto; and (ii) promptly furnish to any other Party who is required to make such filing, notification or disclosure or amendment or supplement thereto under the applicable Laws the information relating to it to be included in such filing, notification or disclosure or amendment or supplement thereto as reasonably requested by such other Party, which information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. If any information relating to the Seller, the Company, the Buyer or any of their respective Affiliates, officers or directors is discovered by the Seller, the Company or the Buyer which should be set forth in an amendment or supplement to the disclosure furnished to any Governmental Entity (including the SEC) so that such disclosure shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be furnished to such Governmental Entity.

Section 6.3 Notices of Certain Events. From and after the date of this Agreement until the earlier to occur of the Closing Date or termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Parties orally and in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Transactions, not to be satisfied, (b) any Action commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions (the “Transaction Litigation”), or (c) the failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Transactions not to be satisfied; provided, that the delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party, provided, further, that failure to give prompt notice pursuant to this Section 6.5 shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

Section 6.4 Transaction Litigation. The Seller, on the one hand, and the Buyer, on the other hand, shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that none of the Seller or the Buyer shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same without the prior written consent of both the Seller and the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.5 Publicity. The Seller, on the one hand, and the Buyer, on the other hand, shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that none of the Seller and the Buyer shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same without the prior written consent of both the Seller and the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.6 Actions Taken at Direction of Buyer. Notwithstanding anything herein to the contrary, none of the Seller and its Subsidiaries shall be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the alleged breach is the proximate result of action or inaction taken at the direction of the Buyer, without the approval or direction of the Board (acting with the concurrence of the Special Committee) or the Special Committee.

Section 6.7 MFN Treatment in Products Supply. From and following the Closing and till the tenth (10th) anniversary thereof, if the Company or any of its Subsidiaries proposes to sell or otherwise dispose of any products (including any polysilicon, solar wafer, solar cell or solar module) to any Person, the Company shall promptly and in any event no less than thirty (30) days prior to such proposed sale or disposition deliver to the Seller a written notice (the “MFN Notice”), which MFN Notice shall set forth in reasonable detail the products proposed to be sold or disposed of and the pricing and other terms and conditions of such proposed sale or disposition, and the Seller shall have a preferential right of first refusal (“ROFR”) to elect by written notice to the Company within thirty (30) days of the receipt of the MFN Notice (the “ROFR Exercise Period”), to purchase all or any portion such products on the same prices, warranties, benefits and other terms and conditions as those set forth in the MFN Notice. If the Seller fails to exercise the ROFR within the ROFR Exercise Period with respect to any portion of such products, the Company or such Subsidiary may sell or dispose of such portion of the products within sixty (60) days of the expiration of the ROFR Exercise Period on terms no more favorable than those set forth in the MFN notice. If the Company and its Subsidiaries fail to complete such sale or disposition within such sixty (60)-day period, the Company and its Subsidiaries may not sell or dispose of any products without again complying with the provisions of this Section 6.7.

Section 6.8 Non-competition: Non-solicitation.

(a)       Other than as set forth on Exhibit F hereto, for so long as the Buyer or any of his Affiliates directly or indirectly holds any shares in the Company and for a period two (2) years after the Buyer and each of his Affiliates cease to directly or indirectly hold any shares in the Company, the Buyer shall not, and shall cause his Affiliates not to, directly or indirectly: own any interest in, manage, control, participate in (whether as an owner, operator, manager, consultant, officer, director, employee, investor, agent, representative or otherwise), consult with, render services (including through outsourcing, or as an intermediary or agent or otherwise) for or otherwise engage in, or provide assistance to, any Competing Business other than through the Seller or its Subsidiaries; provided that nothing in this Section 6.8(a) shall prohibit the Buyer from holding less than two (2%) of any series or class of publicly-traded equity securities of any company that engages in Competing Business.

(b)       For so long as the Buyer or any of his Affiliates directly or indirectly holds any shares in the Company and for a period two (2) years after the Buyer and each of his Affiliates cease to directly or indirectly hold any shares in the Company, the Buyer shall not, and shall cause his Affiliates not to, solicit, recruit, offer employment, employ, engage as a consultant, lure or entice away any Person who is an employee or a management member of the Seller, any Retained Subsidiary or any of their respective Subsidiaries, or in any other manner persuade or attempt to persuade any Person to terminate his or her employment relationship with the Seller, any Retained Subsidiary or any of their respective Subsidiaries.

(c)       For so long as the Buyer remains to be an employee of the Seller, any Retained Subsidiary or any of their respective Subsidiaries, the Buyer shall devote a reasonable amount of his working time, attention and skills to the performance of his duties in such capacity and shall faithfully and diligently serve the Seller, such Retained Subsidiary and/or such other Subsidiary in accordance with his employment agreement or arrangement with such Person(s).

Article VII
Closing Conditions

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction, or waiver (in the case of the Seller, upon the approval of the Special Committee), at or prior to the Closing Date of the following condition:

(a)       No Injunctions or Restraints. No Order (whether temporary, preliminary or permanent in nature) shall have been issued by any court of competent jurisdiction or any Governmental Entity, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity which, in any case, is in effect or is pending, proposed or threatened or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

(b)       Consummation of Restructuring. The Restructuring shall have been duly consummated.

(c)       Supplemental Listing Application. The NYSE has approved or otherwise granted clearance for a supplemental listing application by the Seller with respect to the Subscription Shares.

Section 7.2 Additional Conditions to Obligations of the Buyer. The obligations of the Buyer to effect the Transactions are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by the Buyer:

(a)       Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Material Adverse Effect on the Company and the Acquired Subsidiaries, taken as a whole.

(b)       Agreements and Covenants. The Seller and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)       Closing Certificate. The Buyer shall have received a certificate from the Seller, dated the Closing Date, signed by a director or an executive officer of the Seller confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

Section 7.3 Additional Conditions to Obligations of the Seller. The obligation of the Seller to effect the Transactions are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Seller:

(a)       Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by the Buyer of his obligations under this Agreement.

(b)       Agreements and Covenants. The Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Buyer on or prior to the Closing Date.

(c)       Closing Certificate. The Seller shall have received a certificate from the Buyer, dated the Closing Date, signed by the Buyer, confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Seller, the Company and the Buyer may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to use the standard of efforts required from such Party to comply with this Agreement and consummate the transactions provided for herein.

Article VIII
Termination, Amendment and Waiver

Section 8.1 Termination. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Closing Date, by action taken or authorized by (i) in the case of the Seller, the Board (acting only upon the recommendation of the Special Committee) and (ii) the Buyer:

(a)       by mutual written consent of the Seller and the Buyer; or

(b)       by either the Seller or the Buyer:

(i)       if the Transactions shall not have been consummated by 11:59 p.m., Hong Kong time, on March 25, 2018 (the “End Date”); or

(ii)       if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining any Party from consummating the Transactions and such Order has become final and non-appealable or (y) there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parties shall have used its commercially reasonable efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.2;

provided, however, that in each of Section 8.1(b)(i) through (ii) above, the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement or other breach has been the primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied; or

(c)       by the Seller:

(i)       if (x) the Buyer shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Buyer such that the closing condition set forth in Section 7.3(b) would not be satisfied or (y) there exists a breach of any representation or warranty of the Buyer contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied prior to the End Date, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by the Buyer within thirty (30) calendar days after the Buyer receives written notice of such breach from the Seller, or any shorter period of time that remains between the date when the Buyer receives written notice of such breach from the Seller and the End Date; provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Seller contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

(ii)       (x) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied, (y) the Seller has delivered to the Buyer an irrevocable confirmation in writing that it is ready, willing and able to consummate the Closing and (z) the Buyer fails to complete the Closing within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 2.3; or

(iii)       the Special Committee or the Board has determined, in its good faith judgment, after consultation with its outside legal counsel, that failure to terminate this Agreement would be inconsistent with its fiduciary duties or the fiduciary duties of the Board under applicable Law.

(d)       Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee.

(a)       Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Seller or the Buyer as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Seller, the Company or the Buyer or their respective officers, directors or Affiliates; provided that the provisions of this Section 8.2, Section 6.1(b), Section 6.5 and Article IX shall remain in full force and effect and survive any termination of this Agreement; provided further that termination of this Agreement shall not relieve any Party from any liability for any fraud by such party or Willful Breach by such Party. For purposes of this Agreement, “Willful Breach” means (A) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and/or (B) a material breach of a covenant or obligation contained in this Agreement that the breaching party at the time of such breach, had knowledge that such covenant or obligation was being breached.

(b)       Buyer Termination Fee. In the event that this Agreement is validly terminated by the Seller in accordance with Section 8.1(c)(i) or Section 8.1(c)(ii), then the Buyer shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Seller (or its designees) an amount equal to $500,000 (the “Buyer Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated by the Seller. For the avoidance of doubt, in no event shall the Buyer be required to pay the Buyer Termination Fee on more than one occasion. The Buyer’s obligations under this Section 8.2(b) shall be in addition to, and shall not restrict, impair or otherwise limit, the Seller’s right to seek specific performance or other injunctive relief under Section 9.6 and/or any other rights or remedies available to the Seller at law or in equity

(c)       Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Buyer Termination Fee is payable are uncertain and incapable of accurate calculation, and therefore, the amount payable pursuant to Section 8.2(b) is not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Seller for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement.

Section 8.3 Extension; Waiver. At any time prior to the Closing Date, the Parties may, to the extent permitted by applicable Law and, in the case of the Seller upon the approval of the Special Committee, subject to Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breach or inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Seller (by action taken by or on behalf of its directors) and the Buyer at any time prior to the Closing Date; provided that the Seller may only take such action with the approval of the Special Committee; provided, further that no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the shareholders of the Seller may be made without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by the Buyer and the Seller.

Article IX
General Provisions

Section 9.1 Non-Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive for a period of three (3) years following the Closing Date. None of the covenants or agreements of the Parties in this Agreement shall survive the Closing Date, other than (a) the covenants and agreements contained in this Article IX, and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing Date, which shall survive the Closing until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follows:

(a) if to the Buyer, at:

Xianshou Li
7/F, Block B, Future Land Holdings Tower
No. 5, Lane 388, Zhongjiang Road
Shanghai 200062
People’s Republic of China
Attention:	Enterprise Development
Facsimile:	+86-21-6280-9180

with a copy (which shall not constitute notice) to:

Pinsent Masons
Room 4605 Park Place
1601 Nanjing West Road
Shanghai 200040
People’s Republic of China
Attention:	Amanda Yao
Facsimile:	+86-21-6329-2696

(b) if to the Seller or the Company, at:

No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People’s Republic of China
Attention:	Yuanyuan (Maggie) Ma
Facsimile:	+86-573-8477-3383

with a copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road, Central
Hong Kong
Attention:	David Zhang
Xiaoxi Lin
Facsimile:	+852-3761-3301

Section 9.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the Transactions shall be paid by the Party incurring such expenses, whether or not the Transactions are consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that the Transactions are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, Seller Disclosure Schedule, Buyer Disclosure Schedule and the other documents delivered pursuant hereto), and any other documents contemplated thereby constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance.

(a)       The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Parties in accordance with the terms hereof and that each Party shall be entitled to specific performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity. Each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b)       Notwithstanding anything herein to the contrary, the Buyer on the one hand and the Seller on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall be in addition to, and shall not restrict, impair or otherwise limit, the Seller’s right to seek to terminate the Agreement and collect the Buyer Termination Fee pursuant to Section 8.2(b) and/or any other rights or remedies available to the Seller at law or in equity.

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)       This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)       Consent to Jurisdiction.  Subject to Section 9.6, in the event any dispute arises among the Parties out of or in relation to this Agreement, including any dispute regarding its existence, interpretation, performance, breach, termination or validity, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any Party has served written notice on the other Parties requesting the commencement of such consultations, then any Party will have the right to demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.7(b). The arbitration shall be conducted in accordance with the Singapore International Arbitration Centre (“SIAC”) Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Singapore and the language of the arbitration shall be English. The appointing authority shall be the SIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Seller and one (1) arbitrator shall be nominated by the Buyer. If either the Seller or the Buyer shall abstain from nominating their arbitrator, the SIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the SIAC, upon the request of any Party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the Parties, their legal and professional advisers, and any person necessary for the conduct of the arbitration, unless otherwise required by Law or the Parties otherwise agree in writing. The Parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the Parties otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the Parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The Parties agree that any arbitration award rendered in accordance with the provisions of this Section 9.7(b) shall be final and binding upon them, and the Parties further agree that such award may be enforced by any court having jurisdiction over the Party against which the award has been rendered or the assets of such Party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the Parties pursuant to or relating to this Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

(c)       WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE BUYER, THE SELLER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.8 No Third-Party Beneficiaries. Except as expressly provided in Section 6.1(b), each of the Buyer and the Seller hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties acknowledge and agree that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the Persons that are expressly identified as the Parties.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that prior to the Closing Date, the Buyer may assign this Agreement (in whole but not in part) to any Affiliate of the Buyer. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of the Buyer and of the Seller. Whenever this Agreement requires a Subsidiary of the Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of the Buyer to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Seller to take any action, such requirement shall be deemed to include an undertaking on the part of the Seller to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

THE BUYER

Mr. Xiaoshou Li

By:	/s/ Xianshou Li

THE SELLER

ReneSola Ltd

By:	/s/ Weiguo Zhou
Name: Weiguo Zhou
Title: Chairman of the Special Committee of the Board of Directors

THE COMPANY

ReneSola Singapore Pte. Ltd.

By:	/s/ Yuanyuan Ma
Name: Yuanyuan Ma
Title: Authorized Signatory

[Signature Page to Share Purchase and Subscription Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

THE INTERCOMPANY LENDERS

ReneSola Zhejiang Ltd.

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

ReneSola Jiangsu Ltd.

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

ReneSola Deutschland GmbH

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

ReneSola UK Limited

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

[Signature Page to Share Purchase and Subscription Agreement]

RENESOLA France SAS

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

ReneSola America Inc.

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

RENESOLA Canada Limited

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

RENESOLA TURKEY GüNES ENERJISI TEKNOLOJI HIZMETLERI VE TICARET L

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

ReneSola Japan Ltd.

By:	/s/ Xianshou Li
Name: Xianxhou Li
Title: Authorized Signatory

[Signature Page to Share Purchase and Subscription Agreement]

ReneSola Investment Management Ltd.

By:	/s/ Yuanyuan Ma
Name: Yuanyuan Ma
Title: Authorized Signatory

ReneSola New Energy S.A.R.L.

By:	/s/ Yuanyuan Ma
Name: Yuanyuan Ma
Title: Authorized Signatory

[Signature Page to Share Purchase and Subscription Agreement]